June 18, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Crane Co.

Form 10-K For the Year Ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Definitive Proxy Statement filed March 6, 2009

File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009 and the Definitive Proxy Statement filed on March 6, 2009, we respectfully submit the following responses to the comments included in your letter of June 15, 2009. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revision to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As requested by the Staff, we have provided supplemental information to illustrate how our proposed revisions will appear in the Company’s future filings. We further advise the Staff that such revisions will be included beginning with our immediate future interim filings.

Form 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

Note 2. Recent Accounting Pronouncements, page 6

2.	In regards to your adoption of SFAS 160, please address the following:

•	Please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160;

•

Please present the amounts of net income and comprehensive income attributable to the parent company and noncontrolling interests separately on the face of your financial statements. Refer to paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160; and

•

Your reconciliation to net cash provided by operating activities appears to begin with net income only attributable to the parent company. Given that net income as referred to in paragraph 5(b) of SFAS 160 also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to paragraph 29 of SFAS 95 with net income.

RESPONSE:

We advise the Staff that, pursuant to the Company’s adoption of SFAS 160, noncontrolling interests of $7.8 million at December 31, 2008 were reclassified from the “mezzanine” to the Equity section of the Company’s Consolidated Balance Sheet as of January 1, 2009 (approximately $7.9 million was classified as Equity at March 31, 2009). Changes in noncontrolling interest amounts during the three months ended March 31, 2009 and 2008 were not presented separately in the Consolidated Statements of Operations and Cash Flows, due to the Company’s determination that such amounts were not material. Notwithstanding the foregoing, we acknowledge the Staff’s comments and considering that SFAS 160 could impact our accounting for future acquisitions where we do not acquire 100% of the entity, as well as our accounting for the deconsolidations of subsidiaries, in future filings, we will provide the disclosures required by paragraphs 38(c) and A6 of ARB 51 and 38(a) and A5 of ARB 51, each as amended by SFAS 160, as well as the resultant changes required to the Company’s Consolidated Statement of Cash Flows.

Specifically, and with respect to paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160, the Company will add a new footnote titled, “Changes in Equity” (using the March 31, 2009 Form 10-Q by way of example):

	Quarter Ended March 31,
	2009			2008
	Total Shareholders’ equity	Noncontrolling Interests	Total Equity	Total Shareholders’ equity	Noncontrolling Interests	Total Equity
Balance, beginning of period	738,062	7,759	745,821	884,803	8,394	893,197

Dividends	(11,390)	—	(11,390)	(10,876)	—	(10,876)
Reacquisition on open market	—	—	—	(40,000)	—	(40,000)
Exercise of stock options, net of shares reacquired	(637)	—	(637)	3,556	—	3,556
Stock compensation expense	2,062	—	2,062	3,615	—	3,615
Excess tax benefit from stock-based compensation	—	—	—	107	—	107
Other adjustments	(46)		(46)	223		223

Net Income	23,192	119	23,311	48,289	89	48,378
Currency translation adjustment	(20,937)	38	(20,899)	20,699	(14)	20,685

Comprehensive income			2,412			69,063

Balance, end of period	730,306	7,916	738,222	910,416	8,469	918,885

With respect to paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160, the Company will augment its Consolidated Statement of Operations as follows (using the March 31, 2009 Form 10-Q by way of example):

	Quarter Ended March 31,
	2009	2008
Net Sales	$555,139	$678,868
Operating costs and expenses:
Cost of sales	382,010	452,531
Selling, general and administrative	135,245	150,988

Operating profit	37,884	75,349

Other income (expense):
Interest income	843	2,284
Interest expense	(6,770)	(6,505)
Miscellaneous - net	1,592	330

	(4,335)	(3,891)

Income before income taxes	33,549	71,458
Provision for income taxes	10,238	23,080

Net income	23,311	48,378
Less: Noncontrolling interest in subsidiaries’ earnings	119	89

Net income attributable to common shareholders	$23,192	$48,289

Lastly, with respect to the resultant changes required to the Company’s Consolidated Statement of Cash Flows, the Company will include three lines to ensure clarity with respect to the component of net income attributable to noncontrolling interests (using the March 31, 2009 Form 10-Q by way of example):

	Three Months Ended March 31,
	2009	2008
Operating Activities:
Net income attributable to common shareholders	$23,192	$48,289
Noncontrolling interest in subsidiaries’ earnings	119	89

Net income	23,311	48,378

Depreciation and amortization	15,053	14,983
Stock-based compensation expense	2,062	3,615
Deferred income taxes	8,694	6,097
Cash used for working capital	(27,619)	(29,834)
Receipts (payments) for asbestos-related fees and costs, net of insurance recoveries	2,656	(2,061)
Other	(8,773)	2,951

Total provided by operating activities	15,384	44,129

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7301.

Respectfully,

/s/ Timothy J. MacCarrick

Timothy J. MacCarrick

VP Chief Financial Officer

Copy to:

Nudrat Salik, Division of Corporation Finance

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